Amended and Restated Term Sheet No. 27-A†
To prospectus dated October 10, 2006 and prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated February 13, 2007; Rule 433



Deutsche Bank

Deutsche Bank AG, London Branch
$
15-Year CMS Slope Steepener Notes due February 20, 2022

General

- The notes are 100% principal-protected notes that pay interest for the first year quarterly in arrears at a rate per annum as described below and that pay interest thereafter quarterly in arrears at a rate per annum linked to the spread between the 10-Year CMS Rate and the 2-Year CMS Rate (each, as described below). The notes are designed for investors who seek to profit from the spread between the 10-Year CMS Rate and the 2-Year CMS Rate remaining positive after the first year (as described below), subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 25.00% per annum.
- Senior unsecured obligations of Deutsche Bank AG due February 20*, 2022.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples thereof.
- The notes are expected to price on or about February 14*, 2007 and are expected to settle on or about February 20*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Rating:	Moody's Investors Service Ltd. has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Payment at Maturity:	Unless we exercise our Call Right, at maturity you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.
Interest:	The notes will bear interest at the Applicable Interest Rate, payable quarterly in arrears on each May 20, August 20, November 20 and February 20 (each, an "**Interest Payment Date**"), commencing on May 20, 2007, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest Periods:	The period commencing on (and including) the Settlement Date to (but excluding) the first Interest Payment Date, and each period commencing on (and including) an Interest Payment Date to (but excluding) the next following Interest Payment Date.
Applicable Interest Rate:	The Applicable Interest Rate for the first four Interest Periods will be 7.50% per annum.
	The Applicable Interest Rate for each subsequent Interest Period will be determined by the calculation agent on the second business day prior to the Interest Payment Date for the preceding Interest Period based on the following formula, subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 25.00% per annum:

$$\text{Applicable Interest Rate } = \text{ Multiplier x Spread, per annum}$$

Multiplier:	16
Spread:	The 10-Year CMS Rate *minus* the 2-Year CMS Rate.
Call Right; Redemption Price:	We may, in our sole discretion, redeem your notes in whole, but not in part, on any Interest Payment Date occurring in or after February 2012 for an amount in cash, per $1,000 note principal amount, equal to $1,000 *plus* any accrued but unpaid interest. If we call the notes, we will give you notice not less than five (5) business days prior to the Call Date (the "**Call Notice Date**") as described below under "Description of the Notes — Our Call Right."
Trade Date:	February 14*, 2007
Maturity Date:	February 20*, 2022
CUSIP:	2515A0 AY 9
ISIN:	US2515A0AY91

†This amended and restated term sheet supersedes term sheet No. 27 (term sheet No. 27 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1159508/000119312507023276/dfwp1.pdf) in its entirety.
*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page TS-7 in this amended term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this amended term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

[1] In no event will the discounts and commissions received by Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas exceed $20.00 per $1,000 note principal amount. For more detailed information about discounts and commissions, please see "Underwriting" beginning on page TS-17 of this amended term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

SUMMARY

- You should read this amended term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. This amended term sheet supersedes term sheet No. 27 (term sheet No. 27 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1159508/000119312507023276/dfwp1.pdf) in its entirety. You should rely only on the information contained in this amended term sheet and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm
- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this amended term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.
- This amended term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page TS-7 in this amended term sheet, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.
- In making your investment decision, you should rely only on the information contained or incorporated by reference in this amended term sheet relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this amended term sheet and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this amended term sheet and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.
- The notes described in this amended term sheet are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This amended term sheet and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.
- **We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this amended term sheet nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this amended term sheet and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.**

- **You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this amended term sheet and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.**

What are the 10-Year CMS Rate and the 2-Year CMS Rate?

The "**10-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 10 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 10-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 10-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 10-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 10-Year CMS Rate for any day which is not a business day will be the 10-Year CMS Rate as in effect on the immediately preceding business day.

The "**2-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 2 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 2-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 2-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 2-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 2-Year CMS Rate for any day which is not a business day will be the 2-Year CMS Rate as in effect on the immediately preceding business day.

What is the interest rate payable on the notes after the first four Interest Periods?

The following hypothetical examples illustrate how the interest amount payable on the notes after the first four Interest Periods is calculated for a single hypothetical Interest Period consisting of 90 calendar days. The numbers appearing in the hypothetical examples below have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Example 1: The Spread is negative. Because the Spread is negative, the Applicable Interest Rate is equal to the minimum interest rate of 1.00% per annum.

Applicable Interest Rate = 1.00%

Accordingly, the interest payment per $1,000 note principal amount is equal to $2.50.

Interest payment amount per $1,000 note principal amount = $1,000 x 1.00% x 90/360 = $2.50.

Example 2: The Spread is positive but not greater than 1.56%. Because the Spread is positive but not greater than 1.56%, the Applicable Interest Rate is not greater than the maximum interest rate of 25.00% per annum. For example, assuming the Spread is 0.75%:

Applicable Interest Rate = 16 x 0.75% = 12.00%

Accordingly, the interest payment per $1,000 note principal amount is equal to $30.00.

Interest payment amount per $1,000 note principal amount = $1,000 x 12.00% x 90/360 = $30.00

Example 3: The Spread is greater than 1.56%. When the Spread is greater than 1.56%, the Applicable Interest Rate would exceed the maximum interest rate of 25.00% per annum. For example, assuming the Spread is 2.00%:

Applicable Interest Rate = 16 x 2.00% = 32.00%, subject to the maximum interest rate of 25.00% per annum

Accordingly, the interest payment per $1,000 note principal amount is equal to $62.50.

Interest payment amount per $1,000 note principal amount = $1,000 x 25.00% x 90/360 = $62.50

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the 10-Year CMS Rate and the 2-year CMS Rate. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS FOR THE FIRST YEAR AND UNCERTAIN QUARTERLY INTEREST PAYMENTS THEREAFTER** — For the first four Interest Periods, the notes will pay interest at a rate of 7.50% per annum. Thereafter, interest payable on the notes is linked to the level of the Spread. The Applicable Interest Rate for each Interest Period will be higher when the Spread increases but is subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 25.00% per annum.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section in this amended term sheet entitled "Certain U.S. Federal Income Tax Consequences," as well as the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." Subject to the limitations discussed therein, the notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." **We do not render any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction**.

  In addition, under current law the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing in securities linked directly to the 10-Year CMS Rate or the 2-Year CMS Rate. These risks are explained in more detail in the "Risk Factors" section of this amended term sheet beginning on page TS-7.

- **AFTER THE FIRST YEAR, THE INTEREST RATE ON THE NOTES MAY VARY SIGNIFICANTLY FOR EACH INTEREST PERIOD AND MAY BE AS LOW AS 1.00% PER ANNUM; IN NO EVENT WILL THE INTEREST RATE ON THE NOTES EXCEED THE MAXIMUM RATE OF 25.00% PER ANNUM** — After the first year, the Applicable Interest Rate on the notes for any Interest Period is uncertain, but is subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 25.00% per annum. If the Spread is lower than 0.06% or negative, the Applicable Interest Rate would be the minimum interest rate of 1.00% per annum. If the Spread is greater than 1.56%, the Applicable Interest Rate would be the maximum interest rate of 25.00% per annum. Interest payable on the notes for any Interest Period after the first four Interest Periods is uncertain and could be as low as 1.00% per annum.

- **THE NOTES MAY BE CALLED PRIOR TO THE MATURITY DATE** — We may exercise our Call Right beginning on the Interest Payment Date in February 2012 and on each Interest Payment Date thereafter. We are likely to exercise our Call Right when the Spread increases, resulting in interest payments on the notes being greater than that for instruments of a comparable maturity and credit rating trading in the market. If we call the notes, you will bear the risk of reinvestment, which may be at rates of return less than you would have received had we not called the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon early redemption or at maturity described in this amended term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity.**

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

Historical Information

The following graphs set forth the historical levels of the Spread and the historical performance of the 10-Year CMS Rate and the 2-Year CMS Rate from January 4, 1990 through February 9, 2007. We obtained the historical performance information for the 10-Year CMS Rate and the 2-Year CMS Rate from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the 10-Year CMS Rate and the 2-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 10-Year CMS Rate and the 2-Year CMS Rate during the term of the notes. We cannot give you assurance that the spread between the 10-Year CMS Rate and the 2-Year CMS Rate will result in the payment of interest greater than 1.00% per annum on your notes after the first four Interest Periods.**





RISK FACTORS

*Your investment in the notes will involve certain risks. The notes may not pay interest greater than 1.00% per annum after the first four Interest Periods. Investing in the notes is not equivalent to investing in a security linked directly to the 10-Year CMS Rate or the 2-Year CMS Rate. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement and the prospectus before you decide that an investment in the notes is suitable for you.***

The rate of interest payable on the notes after the first four Interest Periods is uncertain; the spread between the 10-Year CMS Rate and the 2-Year CMS Rate will affect whether or not, and the extent to which, you will receive interest greater than 1.00% per annum on the notes for any subsequent Interest Period.

After the first four Interest Periods, the Applicable Interest Rate on the notes for any Interest Period is linked to the Spread but is subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 25.00% per annum. Accordingly, after the first four Interest Periods, the actual interest payable on your notes for any Interest Period may be as low as 1.00% per annum. In addition, because of the maximum interest rate of 25.00% per annum, the actual interest payable on your notes for any Interest Period may not be as high as you would enjoy in the absence of such maximum interest rate. **Interest payable on the notes for any Interest Period after the first four Interest Periods is uncertain and could be as low as 1.00% per annum.**

After the first four Interest Periods, the Spread used to calculate the Applicable Interest Rate for a particular Interest Period may be lower than the Spread on any day during such Interest Period.

After the first four Interest Periods, the Spread used to calculate the Applicable Interest Rate for a particular Interest Period is determined on the second business day prior to the Interest Payment Date for the preceding Interest Period. Accordingly, the Applicable Interest Rate for any Interest Period will be set prior to such Interest Period and you will not derive any benefit from a higher Spread during such Interest Period in the calculation of the Applicable Interest Rate for such Interest Period.

The return on the Notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market.

You should consider an investment in the Notes if you believe that the 10-Year CMS Rate will continue to equal or exceed the 2-Year CMS Rate by a margin sufficient to provide you with a satisfactory return on your investment. You may earn less than the return you could have received on other debt securities of comparable maturity, and the interest payments may be less than interest rates available in the market. The interest payments you receive during the term of the notes may not fully compensate you for any opportunity cost taking into account inflation and other factors related to the time value of money.

Historical levels of the 10-Year CMS Rate, the 2-Year CMS Rate and the Spread should not be taken as an indication of the future levels of the 10-Year CMS Rate, the 2-Year CMS Rate and the Spread during the term of the notes.

It is impossible to predict with certainty whether the 10-Year CMS Rate or the 2-Year CMS Rate will rise or fall. The 10-Year CMS Rate and the 2-Year CMS Rate are each influenced by complex and interrelated political, economic, financial and other factors, and historical levels of the 10-Year CMS Rate, the 2-Year CMS Rate and the Spread should not be taken as an indication of the future levels of the 10-Year CMS Rate, the 2-Year CMS Rate and the Spread during the term of the notes. Factors that may influence the 10-Year CMS Rate, the 2-Year CMS Rate and/or the Spread include:

- interest rate levels generally: lower overall interest rates are historically associated with an increased spread between long and short-term interest rates and, conversely, higher overall interest rates are historically associated with tighter spreads;

- expectations regarding interest rate volatility: increased interest rate volatility is historically associated with an increased spread between long and short-term interest rates and, conversely, decreased volatility is historically associated with tighter spreads; and

- policy of the Federal Reserve Board regarding interest rates: an easing of monetary policy is historically associated with an increased spread between long and short-term interest rates and, conversely, a tightening of monetary policy is historically associated with tighter spreads.

Market factors may influence whether we exercise our Call Right prior to the Maturity Date.

It is more likely that we will exercise our Call Right prior to the Maturity Date of the notes if the Spread increases, resulting in an amount of interest payable on the notes being greater than that for instruments of a comparable maturity and credit rating trading in the market. If we exercise our Call Right, you may be unable to invest in securities with similar risk and yield as the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Spread on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Spread. In addition, the value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the 10-Year CMS Rate and 2-Year CMS Rate;

- the time remaining to maturity of the notes;

- our right to redeem the notes;

- supply and demand for the notes;

- interest and yield rates in the market generally and the volatility of those rates;

- economic, financial, political and regulatory or judicial events that affect interest rates generally; and

- our creditworthiness, including actual or anticipated changes in our credit ratings, financial condition or results of operations.

No one can predict with certainty the future performance of the 10-Year CMS Rate and the 2-Year CMS Rate or the future levels of the Spread based on their respective historical levels.

Secondary trading may be limited.

The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Spread has increased since the Settlement Date. The potential returns described in this amended term sheet assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your notes if you hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold. You should be willing and able to hold your notes to maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in this amended term sheet, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

We and our affiliates trade financial instruments related to the 10-Year CMS Rate, the 2-Year CMS Rate and/or other constant maturity swap rates on a regular basis, for our accounts and for other accounts under our management. We and our affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the 10-Year CMS Rate, the 2-Year CMS Rate and/or other constant maturity swap rates. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the 10-Year CMS Rate and the 2-Year CMS Rate and, accordingly, could affect the value of the notes and the amount of interest payable to you during the term of the notes after the first four Interest Periods.

Additionally, we or one of our affiliates may presently or from time to time engage in trading activities related to the 10-Year CMS Rate, the 2-Year CMS Rate or other constant maturity swap rates. In the course of such business, we or our affiliates may acquire material nonpublic information with respect to such securities and, in addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to such investments or regarding expected movements in constant maturity swap rates. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future rate movements.

We and our affiliates expect to engage in hedging and trading activities related to the 10-Year CMS Rate and the 2-Year CMS Rate. We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the level of the 10-Year CMS Rate and the 2-Year CMS Rate and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Our trading activities related to the 10-Year CMS Rate and the 2-Year CMS Rate may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the 10-Year CMS Rate, the 2-Year CMS Rate, the Spread, the Applicable Interest Rate for each Interest Period and the amount of interest payable in respect of your notes on each Interest Payment Date. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Your investment in the notes is not insured by the FDIC.

The notes are not insured by the Federal Deposit Insurance Corporation.

DESCRIPTION OF THE NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this amended term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**note**" refers to each $1,000 principal amount of our 15-Year CMS Slope Steepener Notes.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay interest at a rate per annum that is fixed for the first year and linked to the spread between the 10-Year CMS Rate and the 2-Year CMS Rate thereafter, as described below. The notes are a series of securities referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof. The principal amount and issue price of each note is $1,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payments on the Notes

The "**Maturity Date**" will be February 20, 2022, unless that day is not a business day, in which case the Maturity Date will be the first following business day. Unless we exercise our Call Right, on the Maturity Date you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

The notes will bear interest at the Applicable Interest Rate (as defined below), payable quarterly in arrears on each May 20, August 20, November 20 and February 20 (each, an "**Interest Payment Date**"), commencing on May 20, 2007, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Interest Period will begin on, and include, February 20, 2007 (the "**Settlement Date**") and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on the Maturity Date or any earlier redemption date.

The "**Applicable Interest Rate**" for the first four Interest Periods will be 7.50% per annum. The "**Applicable Interest Rate**" for each subsequent Interest Period will be determined by the calculation agent on the second business day prior to the Interest Payment Date for the preceding Interest Period based on the following formula:

$$\text{Applicable Interest Rate} = \text{Multiplier} \times \text{Spread, per annum}$$

"**Multiplier**" is equal to 16.

"**Spread**" is equal to the 10-Year CMS Rate *minus* the 2-Year CMS Rate.

The "**10-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 10 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 10-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 10-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 10-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 10-Year CMS Rate for any day which is not a business day will be the 10-Year CMS Rate as in effect on the immediately preceding business day.

The "**2-Year CMS Rate**" for any business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 2 years, published on Reuters page ISDAFIX1 at 11:00 a.m., New York time. If the 2-Year CMS Rate does not appear on Reuters page ISDAFIX1 on such day, the 2-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, "**semi-annual swap rate**" means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 2-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). The 2-Year CMS Rate for any day which is not a business day will be the 2-Year CMS Rate as in effect on the immediately preceding business day.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Our Call Right

We may redeem your notes, in whole but not in part, on the Interest Payment Date in February 2012 and on each Interest Payment Date thereafter at our option.

If we choose to exercise our Call Right, we will notify DTC (the holder of the global note) not less than five (5) business days before the Call Date (the "**Call Notice**"). The day we give the Call Notice, which will be a business day, will be the "**Call Notice Date**," and the day we select for redemption, which we will specify in our Call Notice, will be the "**Call Date**." We will not give a Call Notice that results in a Call Date later than the Maturity Date.

On the Call Date we will pay you an amount in cash, for each $1,000 note principal amount, equal to $1,000 *plus* any accrued but unpaid interest.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the 10-Year CMS Rate, the 2-Year CMS Rate, the Spread, the Applicable Interest Rate for each Interest Period and the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of this amended term sheet without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date.

All calculations with respect to the 10-Year CMS Rate, the 2-Year CMS Rate, the Spread and the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities – Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 note principal amount equal to $1,000 *plus* any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities – Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities – Discharge and Defeasance" are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes – Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

You should review carefully the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." Subject to the limitations discussed therein, the notes will be treated for U.S. federal income tax purposes as "contingent payment instruments," with the tax consequences described under "– Contingent Notes," on page S-50 of the accompanying prospectus supplement. Regardless of your method of accounting, you will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes). You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank AG, New York Branch, 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.** Any gain recognized upon a sale, exchange or retirement of the notes will be treated as ordinary interest income for U.S. federal income tax purposes.

If you are a non-United States holder, as defined in the accompanying prospectus supplement, you generally will not be subject to U.S. federal income tax (including withholding tax), provided you fulfill certain certification requirements. See "– Tax Consequences to Non-United States Holders" on page S-54 of the accompanying prospectus supplement.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of this amended term sheet) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

In connection with the sale of the notes, we, either directly or through our affiliates or others, may enter into hedging transactions involving the execution of interest rate swap and option transactions or other transactions linked to changes in interest rates (including the 10-Year CMS Rate and the 2-Year CMS Rate) both before and after the Settlement Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have previously entered into. In this regard, we or our affiliates may:

- execute or terminate interest rate swap and option transactions;
- take or dispose of positions in listed or over-the-counter options or other instruments based on interest rates (including the 10-Year CMS Rate and the 2-Year CMS Rate); or
- do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

Although we have no reason to believe that any of these activities will have a material impact on the 10-Year CMS Rate, the 2-Year CMS Rate or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of this amended term sheet. DBSI and DBTCA will receive discounts and commissions that will depend on market conditions on the Trade Date. In no event will the discounts and commissions exceed $20.00 per $1,000 note principal amount. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of this amended term sheet. DBSI, DBTCA and other Agents may allow a concession to other dealers of up to 2% or $20.00 per $1,000 note principal amount, or we may pay other fees, in the amount set forth on the cover page of this amended term sheet. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to this amended term sheet is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this amended term sheet, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this amended term sheet, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this amended term sheet and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.